Securities and exchange commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                               Mr. Philip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC, OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              68,400
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                68,400
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          68,400
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     4.0%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 2 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Financial Edge -- Strategic Fund, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC, OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              15,400
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                15,400
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,400
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 3 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, L.P.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC, OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              9,500
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                9,500
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,500
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.6%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 4 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Archimedes Overseas, LTD
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     WC, OO
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Channel Islands
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              3,000
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                3,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.2%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 5 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              83,800
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                83,800
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,800
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     4.9%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 6 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Goodbody/PL Capital, LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              12,500
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                12,500
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,500
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.7%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================



                               Page 7 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          John Wm. Palmer
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              96,300
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                96,300
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          96,300
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     5.7%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================



                               Page 8 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Richard J. Lashley
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              96,300
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                96,300
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          96,300
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     5.7%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================



                               Page 9 of 19 Pages

------------------------------
CUSIP No. 152418109
------------------------------


================================================================================
    1     NAME OF REPORTING PERSON

          Garrett Goodbody
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                         (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     AF
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              12,500
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                12,500
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,500
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [x]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     0.7%
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================



                              Page 10 of 19 Pages

Item 1.  Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); Archimedes Overseas LTD, a Channel Islands investment company ("Archimedes"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Garrett Goodbody, Managing Member of Goodbody/PL LLC. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.  Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Garrett Goodbody, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

     (3) shares of Common Stock held in the name of Archimedes, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, which has trading and certain other discretionary authority over Archimedes;

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.



                              Page 11 of 19 Pages

     The business address of Archimedes is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     In aggregate, members of the Group own 96,300 shares of Common Stock.

     The amount of funds expended to date by Financial Edge Fund to acquire the 68,400 shares of Common Stock it holds in its name is $1,370,927. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

     The amount of funds expended to date by Financial Edge Strategic to acquire the 15,400 shares of Common Stock it holds in its name is $306,940. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

     The amount of funds expended to date by Goodbody/PL LP to acquire the 9,500 shares of Common Stock it holds in its name is $185,090. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

     The amount of funds expended to date by Archimedes to acquire the 3,000 shares of Common Stock it holds in its name is $57,385. Such funds were provided in part from Archimedes' available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

     All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or DLJ, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans



                              Page 12 of 19 Pages
generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market cap and illiquid stock; (2) infrequent use of stock buybacks; and (3) high efficiency ratio. The Group is concerned that Central Bancorp's stock price will remain permanently undervalued even if the factors noted above are addressed, because the Group believes the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

     Despite the Group's concerns about Central Bancorp's long term prospects as an independent company, the Group believes the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, the Group believes that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to investigate the sale of the Company to a larger financial services organization.

     The Group notes that there has been a recent increase in merger activity in the Boston metro area. Based upon recent merger multiples and our understanding of the market area and the Company, it is the Group's opinion that the Company could garner a takeover premium that would be attractive to shareholders and which would exceed any realistically attainable value that the Company might produce by remaining independent. The Group believes its position is supported by the Company's recent announcement of earnings for the quarter ended June 30, 2001. On July 25, 2001, the Company announced that it earned $0.32 per share for the quarter ended June 30, 2001, a 25% decrease from results for the same quarter last year, $0.43. The Company's recent results equate to a 5.5% Return on Equity and a Return on Assets of 0.5%. The Company's results are significantly below what the Group feels is satisfactory for a company with the deposit base and market area that the Company has.

     On July 26, 2001, the CEO of the Company, John Doherty, agreed to meet with the principals of the PL Capital Group, at a mutually agreeable date in the near future. Members of the Group look forward to meeting with Mr. Doherty and his entire senior management team.

     On July 31, 2001, the Group sent a letter to Mr. Doherty, a copy of which is attached as Exhibit 2. The Group's letter responds to a press release issued by the Company on July 26, 2001 and to public statements made by members of the Company to various news services. The letter discusses the Group's concern about what it believes to be various inappropriate statements contained in the Company's press release and calls upon the Company



                              Page 13 of 19 Pages
to retract the Press Release, among other things. The Group's letter also calls upon the Board members who currently serve as Trustees of the Company's ESOP to resign, in light of the assertions made in the Company's July 26th press release.

     Members of the Group may also, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views; (2) contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company; (3) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2002 Annual Meeting.

     Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,702,164, reported as the number of outstanding shares as of June 8, 2001, on the Company's 2001 Proxy Statement dated June 26, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund made the following purchases of Common Stock in the last 60 days:

     ---------   ----------------   -------------------   --------------
        Date     Number of Shares   Price Per Share ($)   Total Cost ($)
     ---------   ----------------   -------------------   --------------
       6/4/01          2000                19.31              38,625
     ---------   ----------------   -------------------   --------------
       6/5/01          2000                19.36              38,725
     ---------   ----------------   -------------------   --------------
       6/8/01          5000                19.51              97,525
     ---------   ----------------   -------------------   --------------
      6/11/01          6500                20.36             132,350
     ---------   ----------------   -------------------   --------------
      6/12/01          4000                20.54              82,145
     ---------   ----------------   -------------------   --------------
      6/13/01          3400                21.16              71,935
     ---------   ----------------   -------------------   --------------
      6/14/01          4000                21.16              84,625
     ---------   ----------------   -------------------   --------------
      6/18/01          2500                21.16              52,900
     ---------   ----------------   -------------------   --------------
      6/19/01          2500                23.06              57,650
     ---------   ----------------   -------------------   --------------
       7/9/01          4400                23.30             102,545
     ---------   ----------------   -------------------   --------------
      7/16/01          1500                23.27              34,900
     ---------   ----------------   -------------------   --------------
      7/17/01           500                23.10              11,550
     ---------   ----------------   -------------------   --------------
      7/18/01           600                23.90              14,341
     ---------   ----------------   -------------------   --------------
      7/20/01           400                23.21               9,285
     ---------   ----------------   -------------------   --------------



                              Page 14 of 19 Pages

     ---------   ----------------   -------------------   --------------
      7/20/01          1000                23.23              23,225
     ---------   ----------------   -------------------   --------------
      7/24/01          2100                23.62              49,585
     ---------   ----------------   -------------------   --------------

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic made the following purchases of Common Stock in the last 60 days.

     ---------   ----------------   -------------------   --------------
       Date      Number of Shares   Price Per Share ($)   Total Cost ($)
     ---------   ----------------   -------------------   --------------
       6/4/01          4,900               19.23              94,254
     ---------   ----------------   -------------------   --------------
      6/11/01          4,600               20.42              93,974
     ---------   ----------------   -------------------   --------------
       7/9/01          2,400               23.25              55,872
     ---------   ----------------   -------------------   --------------


     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP made the following purchases of Common Stock in the last 60 days:

     ---------   ----------------   -------------------   --------------
       Date      Number of Shares   Price Per Share ($)   Total Cost ($)
     ---------   ----------------   -------------------   --------------
      6/11/01          1000                20.50              20,495
     ---------   ----------------   -------------------   --------------
      6/11/01          1500                20.49              30,730
     ---------   ----------------   -------------------   --------------

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs.



                              Page 15 of 19 Pages

             Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  Archimedes

     (a)-(b) See cover page.

     (c) Archimedes has made no purchases of Common Stock in the last 60 days:

     (d) Goodbody/PL LLC has discretionary authority over Archimedes. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley may be deemed to share with Goodbody/PL LLC voting and disposition power with regard to the shares of Common Stock held by Archimedes.

(E)  PL Capital

     (a)-(b) See cover page.

     (c)     PL Capital has made no purchases of Common Stock directly.

     (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c)     Goodbody/PL LLC has made no purchases of Common Stock directly.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)  Mr. John Palmer

     (a)-(b) See cover page.



                              Page 16 of 19 Pages

     (c)     Mr. Palmer has made no purchases of Common Stock directly.

(H)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c)     Mr. Lashley has made no purchases of Common Stock directly.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------
          1       Joint Filing Agreement.*
          2       Letter from The PL Capital Group to the Issuer,
                   dated July 31, 2001.
         ______________
         * Filed with an earlier-filed version of this Schedule 13D.



                              Page 17 of 19 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 2, 2001

               FINANCIAL EDGE FUND, L.P.

               By:  PL CAPITAL, LLC
                    General Partner


               By:  /s/ John Palmer     /s/ Richard Lashley
                    John Palmer         Richard Lashley
                    Managing Member     Managing Member


               FINANCIAL EDGE-STRATEGIC FUND, L.P.

               By:      PL CAPITAL, LLC
                        General Partner


               By:  /s/ John Palmer     /s/ Richard Lashley
                    John Palmer         Richard Lashley
                    Managing Member     Managing Member


               PL CAPITAL, LLC


               By:  /s/ John Palmer     /s/ Richard Lashley
                    John Palmer         Richard Lashley
                    Managing Member     Managing Member


               GOODBODY/PL CAPITAL, L.P.

               By:  GOODBODY/PL CAPITAL, LLC
                    General Partner


               By:  /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member



                              Page 18 of 19 Pages

               GOODBODY/PL CAPITAL, LLC


               By:  /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member


               ARCHIMEDES OVERSEAS, LTD

               By:  GOODBODY/PL CAPITAL, LLC


               By:  /s/ John Palmer   /s/ Richard Lashley   /s/ Garrett Goodbody
                    John Palmer       Richard Lashley       Garrett Goodbody
                    Managing Member   Managing Member       Managing Member




By:  /s/ John Palmer
     John Palmer



By:  /s/ Richard Lashley
     Richard Lashley



By:  /s/ Garrett Goodbody
     Garrett Goodbody




                              Page 19 of 19 Pages